                                                                    EXHIBIT 13.2
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 10-Q

(Mark One)
[X] QUARTERLY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the quarterly period ended September 30, 1997

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from            to

                    Commission file number   1-11535


                   BURLINGTON NORTHERN SANTA FE CORPORATION
            (Exact name of registrant as specified in its charter)


           Delaware                                    41-1804964
(State or other jurisdiction of            (I R.S. Employer Identification No )
 incorporation or organization)


         2650 Lou Menk Drive
          Fort Worth, Texas                               76131
(Address of principal executive offices)               (Zip Code)


                                (817) 333-2000
             (Registrant's telephone number, including area code)


Indicate by check mark whether the to registrant (1) has filed all reports be filed by Section 13 or 15(d) the required of the Securities Exchange preceding 12 months (or for Act of 1934 during such shorter required to file such reports), period that the registrant was and requirements for the past 90 days.
 (2) has been subject to such filing  Yes  X  No
                                         ----   ----


Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                                               Shares
          Class                       Outstanding at October 31, 1997
          -----                       -------------------------------
Common stock, $0.1 par value                  156,189,507 shares

                         PART I FINANCIAL INFORMATION

Item 1.  Financial Statements

           BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF INCOME
                 (Dollars In Millions, Except Per Share Data)
                                  (Unaudited)


                                         Three Months Ended   Nine Months Ended
                                           September 30,        September 30,
                                          1997      1996       1997      1996
                                         ------    ------     ------    ------
Revenues................................ $2,146    $2,044     $6,255    $6,095

Operating expenses:
 Compensation and benefits..............    661       633      2,006     1,939
 Purchased services.....................    225       214        673       653
 Equipment rents........................    200       184        601       545
 Depreciation and amortization..........    195       191        574       565
 Fuel...................................    173       173        555       525
 Materials and other....................    151       173        517       589
                                         ------    ------     ------    ------
  Total operating expenses..............  1,605     1,568      4,926     4,816
                                         ------    ------     ------    ------
Operating income........................    541       476      1,329     1,279
Interest expense........................     86        76        255       224
Other income (expense), net.............    (10)        4        (13)       (1)
                                         ------    ------     ------    ------
Income before income taxes..............    445       404      1,061     1,054
Income tax expense......................    162       157        393       409
                                         ------    ------     ------    ------
Net income.............................. $  283    $  247     $  668    $  645
                                         ======    ======     ======    ======
Net income per common share............. $ 1.79    $ 1.58     $ 4.24    $ 4.14
                                         ======    ======     ======    ======
Average shares outstanding..............  158.3     156.3      157.6     155.8
                                         ======    ======     ======    ======
Dividends declared per common share..... $ 0.30    $ 0.30     $ 0.90    $ 0.90




See accompanying notes to consolidated financial statements.

           BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                             (Dollars in Millions)
                                  (Unaudited)

                                                  September 30,  December 31,
ASSETS                                               1997          1996
                                                    -------       -------
Current assets:
 Cash and cash equivalents......................... $    45       $    47
 Accounts receivable, net..........................     775           628
 Materials and supplies............................     219           222
 Current portion of deferred income taxes..........     328           307
 Other current assets..............................      60            44
                                                    -------       -------
  Total current assets.............................   1,427         1,248

Property and equipment, net........................  18,653        17,633
Other assets.......................................     901           882
                                                    -------       -------
     Total assets.................................. $20,981       $19,763
                                                    =======       =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable and other current liabilities.. $ 1,941       $ 2,063
   Long-term debt due within one year..............      98           165
                                                    -------       -------
       Total current liabilities...................   2,039         2,228

Long-term debt and commercial paper................   5,146         4,546
Deferred income taxes..............................   5,022         4,729
Casualty and environmental reserves................     491           543
Employee, merger and separation costs..............     423           466
Other liabilities..................................   1,235         1,270
                                                    -------       -------
      Total liabilities............................  14,356        13,782
                                                    -------       -------

Commitments and contingencies (See note 4)


Stockholders' equity:
   Common stock, $.01 par value, 300,000,000
    shares authorized; 155,962,745 shares and
    154,198,088 shares issued, respectively........       2             0
   Additional paid-in capital......................   4,970         4,838
   Retained earnings...............................   1,694         1,165
   Other...........................................     (41)          (24)
                                                    -------       -------
       Total stockholders' equity..................   6,625         5,981
                                                    -------       -------
       Total liabilities and stockholders'
         equity.................................... $20,981       $19,763
                                                    =======       =======




See accompanying notes to consolidated financial statements.

           BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                             (Dollars in Millions)
                                  (Unaudited)

                                                           Nine Months Ended
                                                              September 30
                                                            1997       1996
                                                          --------   --------

Operating Activities:
 Net income.............................................  $   668    $   645
 Ad]ustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation and amortization.....................      574        565
      Deferred income taxes.............................      272        259
      Employee, merger and separation costs paid........      (86)      (153)
      Other, net........................................     (106)       (36)
      Sale of accounts receivable.......................      320          5
      Other changes in working capital..................     (532)       (52)
                                                          --------   --------
Net cash provided by operating activities...............    1,110      1,233
                                                          --------   --------

Investing Activities:
  Cash used for capital expenditures....................   (1,476)    (1,353)
  Other, net............................................     (123)         3
                                                          --------   --------
Net cash used for investing activities..................   (1,599)    (1,350)
                                                          --------   --------

Financing Activities:
     Net increase (decrease) in commercial paper and
    bank loans..........................................       46       (301)
  Proceeds from issuance of long-term debt..............      654        513
  Payments on long-term debt............................     (158)       (69)
  Dividends paid........................................     (139)      (138)
  Proceeds from stock options exercised.................       87        101
  Other, net............................................       (3)        (5)
                                                          --------   --------
Net cash provided by financing activities...............      487        101
                                                          --------   --------

Decrease in cash and cash equivalents...................       (2)       (16)
Cash and cash equivalents:
 Beginning of period....................................       47         50
                                                          --------   --------
 End of period..........................................  $    45    $    34
                                                          ========   ========

Supplemental cash flow information:
   Interest paid, net of amounts capitalized............      239        218
   Income taxes paid, net of refunds....................       14         64
   Assets financed through capital lease obligations....        1         38




See accompanying notes to consolidated financial statements.

           BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1. Accounting policies and interim results

   The consolidated financial statements should be read in conjunction with the Burlington Northern Santa Fe Corporation Annual Report on Form 10-K for the year ended December 31, 1996, including the financial statements and notes thereto incorporated by reference from the Registrant's 1996 Annual Report to Shareholders. The consolidated financial statements include the accounts of Burlington Northern Santa Fe Corporation and its majority-owned subsidiaries (collectively, "BNSF" or "Company") . BNSF was incorporated in Delaware on December 16, 1994, for the purpose of effecting a business combination between Burlington Northern Inc. ("BNI") and Santa Fe Pacific Corporation ("SFP") which was consummated on September 22, 1995. The Company's principal operating subsidiary is The Burlington Northern and Santa Fe Railway Company ("BNSF Railway") . All significant intercompany accounts and transactions have been eliminated.

   The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the entire year. In the opinion of management, all ad]ustments (consisting of only normal recurring ad]ustments, except as disclosed) necessary to present fairly BNSF's consolidated financial position as of September 30, 1997 and December 31, 1996 and the consolidated results of operations for the three and nine month periods ended September 30, 1997 and 1996 have been included.

   Certain comparative prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation.

2. Employee, merger and separation costs

   Current and long-term employee merger and separation liabilities totaling $497 million are included in the consolidated balance sheet at September 30, 1997. During the first nine months of 1997, the Company paid $86 million of employee, merger and separation costs.

   At September 30, 1997, approximately $74 million of the total liability is included within current liabilities for anticipated costs to be paid over the next twelve months. The remaining costs are anticipated to be paid over the next five years, except for certain costs related to conductors, trainmen and locomotive engineers which will be paid upon the employees' separation or retirement, as well as certain benefits for clerical employees which may be paid on an installment basis, generally over five to ten years. In addition, certain merger related costs, including relocation costs for clerical employees, have been recorded as operating expenses.

   The Company anticipates recording additional charges to operating expense in the near future principally related to voluntary separations of clerical employees. The magnitude and exact timing of such future expenses is presently unknown; however, it is possible that this additional charge could be taken as early as the fourth quarter of 1997.

3. Accounts receivable, net

   As discussed in Note 7 to the consolidated financial statements included in the 1996 Annual Report to Shareholders, the Company had an accounts receivable sale agreement effective through 1999 which allowed the sale of up to $300 million in receivables. In June 1997, this agreement was replaced by an amended and restated agreement which allows BNSF Railway, through a special purpose subsidiary, to sell up to $600 million of variable rate certificates which mature in 2002 evidencing undivided interests in an accounts receivable master trust. The master trust's assets include an ownership interest in a revolving portfolio of BNSF Railway's accounts receivable which are used to support the certificates. At September 30, 1997, the maximum of $600 million of certificates sold were outstanding and were supported by receivables of approximately $1.3 billion in the master trust. BNSF Railway has retained the collection responsibility with respect to the accounts receivable held in trust. BNSF Railway is exposed to credit loss related to collection of accounts receivable to the extent that the amount of receivables in the master trust exceeds the amount of certificates sold. Costs related to such agreements vary on a monthly basis and are generally related to certain interest rates. These costs are included in Other income (expense), net.

4. Environmental and other contingencies

   The Company's operations, as well as those of its competitors, are subject to extensive federal, state and local environmental regulation. BNSF's operating procedures include practices to protect the environment from the environmental risks inherent in railroad operations, which frequently involve transporting chemicals and other hazardous materials. Additionally, many of BNSF's land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF is sub]ect to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980, also known as the "Superfund" law, as well as similar state laws generally impose Joint and several liability for clean-up and enforcement costs without regard to fault or the legality of the original conduct on current and former owners and operators of a site.

   BNSF is involved in a number of administrative and judicial proceedings and other mandatory clean-up efforts at approximately 340 sites, at which it is being asked to participate in the study or clean-up, or both, of alleged environmental contamination. BNSF paid approximately $36 million during the first nine months of 1997 for mandatory clean-up efforts, including amounts expended under federal and state voluntary clean-up programs. BNSF has accruals of approximately $206 million for remediation and restoration of all known sites. BNSF anticipates that the majority of the accrued costs at September 30, 1997, will be paid over the next five years. No individual site is considered to be material.

   Liabilities recorded for environmental costs represent BNSF's best estimates for remediation and restoration of these sites and include both asserted and unasserted claims. Unasserted claims are not considered to be a material component of the liability. Although recorded liabilities include BNSF's best estimates of all costs, without reduction for anticipated recoveries from third parties, BNSF's total clean-up costs at these sites cannot be predicted with certainty due to various factors such as the extent of corrective actions that may be required, evolving environmental laws and regulations, advances in environmental technology, the extent of other parties' participation in clean-up efforts, developments in ongoing environmental analyses related to sites determined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges to income for environmental liabilities could have a significant effect on results of operations in a particular quarter or fiscal year as individual site studies and remediation and restoration efforts proceed or as new sites arise. However, expenditures associated with such liabilities are typically paid out over a long period; therefore, management believes that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on BNSF's consolidated financial position or liquidity.

   The railroad industry, including BNSF Railway, will become subject to future requirements regulating air emissions from diesel locomotives that may increase their operating costs. Proposed regulations applicable to new locomotive engines were issued by the Environmental Protection Agency in early 1997, with final regulations to be promulgated by the end of the year. It is anticipated that these regulations will be effective for new locomotive engines installed after 1999 and through 2010 and will preempt state regulation of locomotive emission standards. Under some interpretations of federal law, older locomotive engines may be regulated by states based on standards and procedures which the State of California ultimately adopts. At this time, the State of California has indicated to the Environmental Protection Agency that it will support the proposed federal rule subject to slight technical modifications.

   Other claims and litigation

   BNSF and its subsidiaries are parties to a number of legal actions and claims, various governmental proceedings and private civil suits arising in the ordinary course of business, including those related to environmental matters and personal injury claims. While the final outcome of these items cannot be predicted with certainty, considering among other things the meritorious legal defenses available, it is the opinion of management that none of these items, when finally resolved, will have a material adverse effect on the annual results of operations, financial position or liquidity of BNSF, although an adverse resolution of a number of these items could have a material adverse effect on the results of operations in a particular quarter or fiscal year.

5. Hedging activities

   Fuel

   BNSF has a program to hedge against fluctuations in the price of its diesel fuel purchases. This program includes forward purchases for delivery at fueling facilities, and various commodity swap and collar transactions which are accounted for as hedges. Any gains or losses associated with changes in market value of these hedges are deferred and recognized as a component of fuel expense in the period in which the hedged fuel is purchased and used. To the extent BNSF hedges portions of its fuel purchases, it may not fully benefit from decreases in fuel prices.

   As of September 30, 1997, BNSF had entered into forward purchases for approximately 57 million gallons at an average price of approximately 57 cents per gallon, and fuel swaps for approximately 649 million gallons at an average price of approximately 54 cents per gallon.

   The above prices do not include taxes, fuel handling costs, certain transportation costs and, except for forward contracts, any differences which may occur from time to time between the prices of commodities hedged and the purchase price of BNSF's diesel fuel.

   These contracts have expiration dates ranging from December 1997 to December 1999, with 189 million gallons expiring in 1997, 454 million gallons expiring in 1998 and 63 million gallons expiring in 1999. BNSF's current fuel hedging program covers approximately 70 percent of projected fuel purchases for the fourth quarter of 1997, approximately 40 percent of estimated 1998 fuel purchases and approximately 5 percent of estimated 1999 fuel purchases. Hedge positions are closely monitored to ensure that they will not exceed actual fuel requirements in any period. Unrecognized gains from BNSF's fuel hedging transactions were approximately $12 million as of September 30, 1997. BNSF also monitors its hedging positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

   Interest rate

   BNSF has interest rate swap transactions, which fix the interest rate on the total principal amount of $625 million of its commercial paper debt. The interest rate swap transactions require payment of a weighted average fixed interest rate of approximately 6.0 percent, and the receipt of a variable interest rate based on a commercial paper composite rate and mature from December 1997 through December 1999. Any gains and losses associated with changes in market value of these hedges are deferred and recognized as a component of interest expense in the period that corresponds with interest expense for the related outstanding debt. Unrecognized losses from BNSF's swap transactions were not material as of September 30, 1997.

6. Potential Sale of Investment in Pipeline Partnership

   Santa Fe Pacific Pipelines, Inc., ("Pipelines") an indirect wholly-owned subsidiary of BNSF, has a 2 percent general partnership interest and a 42 percent limited partnership interest in Santa Fe Pacific Pipeline Partners, L.P. ("Pipeline Partnership"). The interest in the Pipeline Partnership is accounted for under the equity method by BNSF and results are included in Other income (expense), net in the consolidated statement of income. BNSF's investment in the Pipeline Partnership at September 30, 1997 was approximately $284 million and is included in other assets in the consolidated balance sheet. On October 18, 1997, Pipelines entered into a Purchase Agreement to sell substantially all of its interests in the Pipeline Partnership to Kinder Morgan Energy Partners, L.P. ("Kinder Morgan"). Total cash consideration to be received by Pipelines for its general partner interest will be approximately $90 million. Pipelines' limited partnership interest is represented by 8,148,148 of common units held by Pipelines and upon consummation, 1.39 Kinder Morgan partnership units will be received in exchange for each Pipelines common unit held.

   Additionally, through its subsidiary, SFP Pipelines Holdings Inc., the Company has variable rate exchangeable debentures ("VREDs") with a par value of $219 million which are reflected in long-term debt at $268 million in the consolidated balance sheet at September 30, 1997. The VREDs are exchangeable for Pipelines' 8,148,148 common units. Consummation of the Kinder Morgan transaction will cause an "Exchange Event" under the VRED agreement, and accordingly, VRED holders will be eligible to receive cash equal to the par value of the VREDs or the Kinder Morgan units received by Pipelines for its limited partnership interest. The current market value of the Kinder Morgan units is substantially higher than the par value of the VREDs.

   The transaction is subject to a number of conditions, including the approval by the unitholders of both parties and certain regulatory agencies. The transaction is expected to be consummated in the first quarter of 1998 and is anticipated to result in a one-time after-tax gain of approximately $30 million. The ongoing effect on BNSF's financial statements is not anticipated to be significant as Pipelines' equity income from its interest in the Pipeline Partnership is largely offset by interest expense related to the VREDs.

7. Share Repurchase Program

   On July 17, 1997, the Board of Directors of BNSF authorized the repurchase of up to 10 million shares of the Company's common stock from time to time in the open market. Repurchased shares will be available to satisfy future requirements of various stock-based employee compensation programs. To date, no shares have been repurchased under the program.

   In November 1997, the Company sold equity put options to an independent third party and received cash proceeds of approximately $1 million. These options entitle the holder to sell 500,000 shares of BNSF common stock to the Company on May 5, 1998 at a price of $88 per share. The option contract is for physical settlement; however, it permits a net-share or net-cash settlement method at the Company's election. If the market price is below the option price on May 5, 1998, it is possible that BNSF would purchase the 500,000 shares at a price of $88 per share resulting in cash outflows of $44 million. However, as noted above, BNSF can also elect to settle on a net-share or net-cash basis for the difference between the market price and option price on that date. The Company will account for the effects of this transaction within shareholders' equity.

           BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis relates to the financial condition and results of operations of Burlington Northern Santa Fe Corporation and its majority-owned subsidiaries (collectively "BNSF", "Registrant" or "Company" ) . The Company's principal operating subsidiary is The Burlington Northern and Santa Fe Railway Company ("BNSF Railway").

Results of Operations
---------------------

Three months ended September 30, 1997 compared with three months ended September 30, 1996

BNSF recorded net income for the third quarter of 1997 of $283 million or $1.79 per common share, compared with third quarter 1996 net income of $247 million or $1.58 per common share.

Revenues

The following table presents BNSF's revenue information by commodity for the three months ended September 30, 1997 and 1996 and includes certain reclassifications of prior year information to conform to current year presentation .

                                                                                    Revenue
                                                               Revenues           Per Thousand
                                            Revenues          Ton Miles            Ton Miles
                                         ---------------   -----------------    ----------------
                                          1997     1996      1997     1996       1997      1996
                                         ------   ------   -------   -------    ------    ------
                                           (In Millions)      (In Millions)
Intermodal.............................  $  597   $  534    20,092    18,183    $29.71    $29.37
Coal...................................     500      520    43,017    44,833     11.62     11.60
Agricultural Commodities...............     269      238    13,384    10,756     20.10     22.13
Chemicals..............................     196      192     7,446     7,113     26.32     26.99
Forest Products........................     145      146     6,381     7,001     22.72     20.85
Consumer Goods.........................     131      116     5,108     4,989     25.65     23.25
Automotive.............................     102       92     1,737     1,355     58.72     67.90
Metals.................................     108      108     5,182     5,757     20.84     18.76
Minerals...............................      95       84     3,782     3,547      25.12     23.68
                                         ------   ------   -------   -------    ------    ------
Total Freight Revenues.................   2,143    2,030   106,129   103,534     20.19     19.61
Other Revenues.........................       3       14         -         -         -         -
                                         ------   ------   -------   -------    ------    ------
Total Operating Revenues...............  $2,146   $2,044   106,129   103,534    $20.19    $19.61
                                         ======   ======   =======   =======    ======    ======
        <>

Intermodal revenues of $597 million for the third quarter of 1997 increased $63 million or 12 percent reflecting increases in all segments. The direct segment benefited from increased units shipped for Yellow Freight, Consolidated Freightways and Roadway slightly offset by approximately $10 million of lost revenue due to the United Parcel Service ("UPS") strike in August 1997. Intermodal marketing companies revenues were up due to increased volume from HUB City, Mark VII and Alliance Shippers. International revenues were up due to volume gains for OOCL, Hyundai, and Cosco. Truckload units increased due to volume growth from J.B. Hunt and Schneider.

Coal revenues of $500 million for the 1997 third quarter decreased $20 million compared to revenues for the 1996 third quarter primarily due to general system congestion .

Agricultural Commodities revenues of $269 million for the 1997 third quarter were $31 million or 13 percent higher than revenues for the 1996 third quarter led by higher corn export shipments through the Pacific Northwest ("PNW") and an increase in market share for a record Southern Plains wheat crop.

Consumer Goods revenues of $131 million for the 1997 third quarter were $15 million or 13 percent higher than the 1996 third quarter primarily due to increases in volume in the government and machinery and bulk food segments.

Automotive revenues of $102 million for the 1997 third quarter were $10 million or 11 percent higher than the 1996 third quarter primarily due to increases in shipments for Honda. Revenue per thousand ton miles for the third quarter of $58.72 decreased 14 percent compared to the third quarter of 1996 primarily due to a shift in traffic mix and average length of haul.

Minerals revenues of $95 million for the 1997 third quarter were $11 million higher than the third quarter of 1996 reflecting increases in all segments.

Expenses

Total operating expenses for the third quarter of 1997 were $1,605 million, an increase of $37 million or 2 percent, compared with operating expenses for the 1996 third quarter of $1,568 million. The operating ratio was 74.8 percent for the third quarter of 1997, compared with an 76.7 percent operating ratio for the third quarter 1996.

Compensation and benefits expenses of $661 million were $28 million or 4 percent higher than the third quarter of 1996. A majority of the increase was due to scheduled wages related to volume driven increases in train crews costs and maintenance activities. Additionally, wages were higher because of 1997 wage increases to both salaried and union employees.

Purchased services of $225 million for the 1997 third quarter were $11 million or 5 percent higher than the 1996 third quarter due principally to increases in volume.

Equipment rents expenses for the third quarter of 1997 of $200 million were $16 million or 9 percent higher than the 1996 third quarter reflecting higher locomotive rents and higher time and mileage payments for freight cars.

Fuel expenses for the third quarter of 1997 were $173 million, equal to the third quarter of 1996, as a 2 percent increase in consumption was offset by a 2 percent decrease in the average price paid per gallon of diesel fuel.

Materials and other expenses of $151 million for the 1997 third quarter were $22 million or 13 percent lower than the 1996 third quarter principally reflecting lower material costs and employee relocation expenses as well as certain easement sales and tax benefits.

Interest expense for the third quarter of 1997 increased by $10 million to $86 million reflecting higher debt levels.

Other income (expense), net was $14 million lower than the 1996 third quarter due to lower gains on land sales and higher accounts receivable sale fees due to the increase in receivables sold.

During the first half of 1997, the Company recorded income tax expense at an effective tax rate of 37.5 percent. During the third quarter of 1997, BNSF completed an updated analysis of the rate which resulted in an estimated full year 1997 effective tax rate of 37.0 percent. Tax expense was recorded during the third quarter to reflect year to date tax expense at a rate of 37.0 percent of taxable income, resulting in a 36.4 percent effective rate for the third quarter .

Results of Operations
---------------------

Nine months ended September 30, 1997 compared with nine months ended September 30, 1996

BNSF net income for the nine-months ended September 30, 1997, was $668 million, or $4.24 per share, compared with 1996 net income for the same period of $645 million, or $4.14 per share. The increase in net income is primarily due to improved operating results in the second and third quarters of 1997 largely offset by lower operating results in the first quarter as a result of severe weather conditions throughout the Northern Plains and the PNW. The financial impact of recurring and protracted outages on many parts of the system, the cost of repairing track, signals and equipment, and the operating inefficiencies caused by the weather is virtually impossible to measure with precision. However, the Company estimates that the severe weather in the first quarter of 1997 resulted in lost revenue opportunities of approximately $100 million and increased operating expenses of at least $50 million.

Revenues

The following table presents BNSF's revenue information by commodity for the nine-months ended September 30, 1997 and 1996 and includes certain reclassifications of prior year information to conform to current year presentation .


                                                                                  Revenue
                                                             Revenues          Per Thousand
                                            Revenues        Ton Miles            Ton Miles
                                         ---------------   -----------------    ----------------
                                          1997     1996      1997     1996       1997      1996
                                         ------   ------   -------   -------    ------    ------
                                           (In Millions)      (In Millions)
Intermodal.............................  $1,687   $1,528    57,994    52,370    $29.09    $29.18
Coal...................................   1,471    1,488   124,724   127,529     11.79     11.67
Agricultural Commodities...............     800      845    41,205    42,528     19.42     19.87
Chemicals..............................     599      578    22,412    21,568     26.73     26.80
Forest Products........................     428      419    19,040    19,181     22.48     21.84
Consumer Goods.........................     377      353    14,434    13,822     26.12     25.54
Automotive.............................     317      300     5,059     4,492     62.66     66.79
Metals.................................     314      316    14,420    15,795     21.78     20.01
Minerals...............................     260      238    10,270     9,308     25.32     25.57
                                         ------   ------   -------   -------    ------    ------
Total Freight Revenues.................   6,253    6,065   309,558   306,593     20.20     19.78
Other Revenues.........................       2       30                  -         -         -
                                         ------   ------   -------   -------    ------    ------
Total Operating Revenues...............  $6,255   $6,095   309,558   306,593    $20.20    $19.78
                                         ------   ------   -------   -------    ------    ------

Intermodal revenues of $1,687 million for the first nine months of 1997 increased by $159 million or 10 percent compared to revenues for the same period of 1996 due to improved results in all segments. The direct segment benefited from an increase in units shipped for Yellow Freight, Consolidated Freightways and Roadway slightly offset by the UPS strike in August 1997. Truckload revenue increased due to volume growth from J.B. Hunt and Schneider. International revenues were up due to volume gains for OOCL, Hyundai, and Cosco.

Agricultural Commodities revenues of $800 million for the first nine months of 1997 were $45 million or 5 percent lower than revenues for the same 1996 period. This decrease was due primarily to a decrease in shipments of wheat for export in the first and second quarter due to United States uncompetitiveness in the world market and first quarter weather related service problems in the Northern Plains and PNW. Those decreases were partially offset by a strong third quarter, led by an increase in export corn shipments through the PNW.

Consumer Goods revenues of $377 for the first nine months of 1997 were $24 million or 7 percent higher than the first nine months of 1996 led primarily by growth in volumes for the government and machinery, bulk food and waste product segments.

Automotive revenues of $317 million for the nine months ended September 30, 1997
increased $17 million or 6 percent compared to the same period of 1996.   The
increase was due to higher volume in the motor vehicles segment led by increased traffic from Honda.

Minerals revenues of $260 for the first nine months of 1997 were $22 million or 9 percent higher than the first nine months of 1996 led primarily by increased revenues in the clay and aggregates, rock and specialty minerals and sodium compounds segments.

Expenses

Total operating expenses for the first nine months of 1997 were $4,926 increase of $110 million or 2 the million, percent, compared with first nine months of 1996 of percent operating expenses for $4,816 for the first nine months operating million. The operating ratio was ratio for the same 1996 78.8 of 1997, compared with an 79.0 percent operating ratio for the same 1996 period.

Compensation and benefit expenses of $2,006 million were $67 million or 3 percent higher than the first nine months of 1996. A majority of the increase was due to higher costs associated with weather-related repairs to track and equipment and slower operations. Additionally, wages were higher due to volume related increases in train crew costs and because of 1997 wage increases to both salaried and union employees. These increases were partially offset by lower salaried employee incentive compensation expense due to the Company's first quarter 1997 performance relative to certain goals.

Purchased services expenses of $673 million increased $20 million or 3 percent from the first nine months of 1996 due to volume related increases in various categories.

Equipment rents expenses for the first nine months of 1997 of $601 million were $56 million or 10 percent higher than the first nine months of 1996. The increase is due to lower rail equipment utilization, higher leased railcar expense and increased locomotive rents.

Fuel expenses of $555 million for the first nine months of 1997 were $30 million higher than the first nine months of 1996 due to a 5 percent increase in the average price paid per gallon of diesel fuel.

Materials and other expenses of $517 million for the first nine months of 1997 were $72 million or 12 percent lower than the first nine months of 1996. The decrease was primarily due to lower derailment and personal injury expenses reflecting the continuing benefits of employee safety programs.

Interest expense for the first nine months of 1997 was $255 million compared with interest expense of $224 million for the first nine months of 1996. The increase is primarily due to higher debt levels.

Capital Resources and Liquidity
-------------------------------

Cash from operations

Cash generated from operations is BNSF's principal source of liquidity. BNSF generally funds any additional requirements through debt issuance, including commercial paper, or leasing of assets.

Operating activities provided cash of $1,110 million for the nine months, ended September 30, 1997 compared with $1,233 million for the nine months ended September 30, 1996. The decrease in cash from operations was in part caused by a $480 million increase in cash used for working capital. This variance was primarily attributable to a higher accounts receivable balance due to integration issues arising from the implementation of an updated system-wide customer billing and collection system. The Company expects to reduce the accounts receivable balance throughout the remainder of 1997 and early 1998. The sale of an additional $300 million of accounts receivable in June as discussed below partially offset the impact of the changes in working capital. BNSF's cash outflows from investing activities for the nine months ended September 30, 1997 principally relate to capital expenditures of $1,476 million while net sources of cash from financing activities of $487 million principally reflect net proceeds from borrowings used to fund capital expenditures, both of which are further discussed below.

Other capital resources

BNSF issues commercial paper from time to time. These borrowings are supported by bank revolving credit agreements. Outstanding commercial paper balances are considered as reducing the amount of borrowings available under these agreements. The bank revolving credit agreements allow borrowings of up to $500 million on a short-term basis and $1.5 billion on a long-term basis. Annual facility fees are currently 0.075 percent and 0.11 percent, respectively, and are subject to change based upon changes in BNSF's senior unsecured debt ratings. Borrowing rates are based upon i) LIBOR plus a spread based upon BNSF's senior unsecured debt ratings, ii) money market rates offered at the option of the lenders, or iii) an alternate base rate. The commitments of the lenders under the short-term and long-term agreements were extended on November 12, 1997, and are currently scheduled to expire on November 11, 1998 and November 12, 2002, respectively.

At September 30, credit agreement 1997, there were no borrowings million, leaving revolving credit against the long-term revolving credit agreement and the maturity value of commercial paper outstanding was $933 a total remaining capacity of $567 million under the long-term agreement available and $500 million under the short-term available.

In February 1997, BNSF issued $100 million of 6.1% Medium-Term Notes, due February 27, 2027. These notes may be redeemed on February 27, 2000, 2003 or 2007, at the option of the holder. In July 1997, BNSF issued $175 million of 6.53% Medium-Term Notes due July 15, 2037 ("Medium-Term Notes") and $200 million of 7.25% Debentures due August 1, 2097. The Medium-Term Notes may be redeemed on July 15, 2003, at the option of the holder. The net proceeds were used for general corporate purposes including the repayment of commercial paper. The notes and the debentures were issued under a BNSF shelf registration. Additionally, in August 1997 BNSF filed a new shelf registration of debt securities, including medium-term notes, that may be issued in one or more series at an aggregate offering price not to exceed $550 million. No borrowings have occurred under this new shelf registration.

As discussed in Note 3 to the financial statements, the Company completed a new accounts receivable sales agreement in June 1997 to sell up to $600 million of accounts receivable. This agreement replaced an existing accounts receivable sale agreement which allowed the sale of up to $300 million of accounts receivable. In June 1997, the Company sold an additional $300 million of accounts receivable which was used to reduce its outstanding commercial paper.

Capital expenditures

A breakdown of cash capital expenditures is set forth in the following table (in millions):

                                               Nine Months Ended
                                                 September, 30
                                                 1997     1996
                                                ------   ------
Maintenance of Way............................. $  694   $  591
Equipment Projects.............................    389      344
Expansion ProJects.............................    257      256
Other..........................................    137      200
                                                ------   ------
Total.......................................... $1,477   $1,391
                                                ======   ======

The increase in Maintenance of Way expenditures principally reflects an increase in spending for rail programs. For the nine months ended September 30, 1997, BNSF Railway laid a total of 617 track miles of new and secondhand rail compared to 522 track miles for the nine months ended September 30, 1996. Equipment expenditures were $45 million above 1996 reflecting an increase in locomotive purchases and locomotive overhauls.

Dividends

Common stock dividends declared for the nine months ended September 30, 1997 and 1996 were $0.90 per common share. Dividends paid on common stock during the first nine months of 1997 were $139 million. Dividends paid during the first nine months of 1996 were $133 million on common stock and $5 million on preferred stock. On September 18, BNSF's Board of Directors declared a regular quarterly common stock dividend of $0.30 per share to stockholders of record on December 5, 1997 to be paid on January 2, 1998.

Capital structure

BNSF's ratio of total debt to total capital was 44 percent at September 30, 1997 which was unchanged from December 31, 1996.

Other Matters
-------------

Potential Sale of Investment in Pipeline Partnership

As discussed in note 6 to the financial statements, Santa Fe Pacific Pipelines, Inc., ("Pipelines") an indirect wholly-owned subsidiary of BNSF, entered into a Purchase Agreement to sell substantially all of its interests in Santa Fe Pacific Pipeline Partners, L.P. ("Pipeline Partnership") to Kinder Morgan Energy Partners, L.P. Total cash consideration to be received by Pipelines for its general partner interest will be approximately $90 million. Pipelines will receive Kinder Morgan units for its 42 percent limited partnership interests; however, the Company has debt outstanding, through a subsidiary, which is exchangeable for common units represented by its limited partnership interest and will become exchangeable for the Kinder Morgan units to be received by it in the exchange. The transaction is expected to be consummated in the first quarter of 1998 and is anticipated to result in a one-time after-tax gain of
approximately $30 million.   The ongoing effect on BNSF's financial statements
is not anticipated to be significant as Pipelines equity income from its interest in the Pipeline Partnership is largely offset by interest expense related to outstanding debt of the Company.

Share Repurchase Program

On July 17, 1997, the Board of Directors of BNSF authorized the repurchase of up to 10 million shares of the Company's common stock from time to time in the open market. Repurchased shares will be available to satisfy future requirements of various stock-based employee compensation programs. To date, no shares have been repurchased under the program. As discussed in note 7 to the financial statements, in November 1997, the Company sold 500,000 equity put options as part of its share repurchase program.

Other claims and litigation

BNSF and its subsidiaries are parties to a number of legal actions and claims, various governmental proceedings and private civil suits arising in the ordinary course of business, including those related to environmental matters and personal injury claims. While the final outcome of these items cannot be predicted with certainty, considering among other things the meritorious legal defenses available, it is the opinion of management that none of these items, when finally resolved, will have a material adverse effect on the annual results of operations, financial position or liquidity of BNSF, although an adverse resolution of a number of these items in a single period could have a material adverse effect on the results of operations in a particular quarter or fiscal year.

Recent Accounting Pronouncements
--------------------------------

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" which specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock. The statement is effective for periods ending after December 15, 1997 and early adoption is prohibited. SFAS No. 128 requires the presentation of basic and diluted EPS calculated pursuant to the requirements of the standard. Had the Company adopted SFAS No. 128 in the third quarter of 1997, basic EPS would have been $1.82 and $1.62 for the three months ended September 30, 1997 and 1996, respectively and $4.32 and $4.25 for the nine months ended September 30, 1997 and 1996, respectively. Diluted EPS per share would have approximated net income per common share included in the accompanying consolidated statement of income.

In June 1997, the FASE issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." The Statements are effective for fiscal years beginning after December 15, 1997; however, earlier adoption is permitted. SFAS No. 130 requires the presentation of comprehensive income and its components in a full set of financial statements. SFAS No. 131 requires the disclosure of financial and descriptive information about reportable operating segments. Both SFAS No. 130 and 131 are modifications of disclosure requirements which will have no effect on the results of operations or financial condition of the Company. The Company is currently evaluating the standards, their potential impact on disclosures and whether it will adopt these pronouncements prior to the required effective date.

            BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES

                           PART II OTHER INFORMATION

Item 1.  Legal Proceedings

    Crow Reservation Crossing Accident Case

    Reference is made to the discussion in Registrant's Report on Form 10-K for the fiscal year ended December 31, 1996 and in its Current Reports on Form 10-Q for the quarter ended March 31, 1997 and June 30, 1997 of the lawsuit filed in Crow Tribal Court (Estates of Red Wolf, Red Horse and Bull Tail v. Burlington Northern Railroad Company, Case No. 94-31) arising out of a 1993 accident at a BNSF Railway crossing located within the boundaries of the Crow reservation in which three members of the Crow tribe were killed. The lawsuit was filed on behalf of the estates of the driver of the vehicle and the two passengers in the vehicle involved. One of the passenger cases was severed and has yet to go to trial. The other two cases proceeded to trial in January 1996. On February 6, 1996, a Crow Tribal Court Jury rendered a verdict against BNSF Railway for compensatory damages in the total amount of $250 million. On August 19, 1997, the Tribal Court entered an amended Judgment reducing the total amount of the judgment to $25 million. BNSF Railway's appeal from the amended judgment is pending before the Tribal Appellate Court.

    On February 26, 1996, the Federal District Court for the District of Montana entered an order enjoining any action by the Tribal Court plaintiffs to enforce the judgment pending appeal through the tribal court and federal court systems. Upon appeal of that decision by the Tribal Court plaintiffs to the United States Court of Appeals for the Ninth Circuit,
    the Ninth Circuit on January 29, 1997, issued an opinion which reversed the district court and remanded the matter to the trial court with instructions to dissolve the injunction. The basis for the appellate court's decision was that BNSF Railway had failed to exhaust its
    remedies in the tribal court.   On April 10, 1997, the Ninth Circuit
    denied BNSF Railway's petition for rehearing and, on April 17, 1997, issued an order granting a stay of its mandate to the district court.
    BNSF Railway petitioned the United States Supreme Court for a writ of certiorari on May 16, 1997 with respect to the Ninth Circuit's decision.
    On October 6, 1997, the Supreme Court issued an order in which it granted BNSF Railway's petition, vacated the Ninth Circuit's Judgment and remanded the case to the Ninth Circuit for further consideration in light of the Supreme Court's recent decision in Strate v A-i
                                                    ------------
    Contractors, 117 S. Ct. 1404 (1997).

    Wheat and Barley Transportation Rates

    Reference is made to the discussion in Registrant's Report on Form 10-K for the year ended December 31, 1996 of the class action lawsuit filed against BNSF Railway in the United States District Court for the District of Montana challenging the reasonableness of single-line transportation rates assessed from 1978 onward for transporting export wheat and barley from origins in Montana to ocean ports in the Pacific Northwest. In McCarty Farms, Inc., et al. v. Burlington Northern Inc., No. 37808 (August 14,
    1997), a proceeding before the Interstate Commerce Commission
    ("ICC") reopened upon appellate court remand and transferred to the Surface Transportation Board ("STE"), successor to the ICC, the STE found that the challenged rates of BNSF Railway for export wheat and barley were not shown to be unreasonably high.
    The STE dismissed the proceeding in its entirety. Plaintiffs have appealed the decision to the United States Court of Appeals for the District of Columbia.

Item 6.  Exhibits and Reports on Form 8-K

 A. Exhibits

    See Index to Exhibits on page E-1 for a description of the exhibits filed as part of this report.


 B. Reports on Form 8-K

    The Registrant has filed no Current Reports on Form 8-K since those reported on its Quarterly Report on Form 10-Q for the second quarter of 1997.

                              SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



              BURLINGTON NORTHERN SANTA FE CORPORATION
              (Registrant )



              By:  /s/ T N. HUND
                  ----------------------------------
                   Thomas N. Hund
                   Vice President and Controller
                   (On behalf the Registrant and as
                   principal accounting officer)



Schaumburg, Illinois
November 13, 1997